Exhibit 99.1

14 November 2019

Motif Bio plc

("Motif Bio" or the "Company")

Result of General Meeting

Motif Bio plc (AIM/Nasdaq: MTFB announces that at the General Meeting (“GM”) of the Company held earlier today in New York, all resolutions put to shareholders were duly passed.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, will shortly be available on the Company's website at: https://www.motifbio.com/.

The full text of the resolutions may be found in the Notice of the General Meeting, copies of which are available on the Company's website at: https://www.motifbio.com/.

Share Capital Reorganisation

Following the passing of the resolutions at the General Meeting, each of the Company's Ordinary Shares of 1 penny will be divided into one New Ordinary Share of 0.01 pence and one deferred share of 0.99 pence. The deferred shares will have no rights and the Company will not issue any share certificates or credit CREST accounts in respect of them. The deferred shares will not be admitted to trading on AIM.

The number of New Ordinary Shares in issue and held by each Shareholder, will be equal to the number of existing Ordinary Shares in issue immediately prior to the Share Capital Reorganisation. It is simply the nominal value which will change to result in the New Ordinary Share. The New Ordinary Shares will continue to carry the same rights as those attached in the existing Ordinary Shares, save for the reduction in nominal value.

Completion of Placing and Hercules Loan

In addition, following the passing of the resolutions at the General Meeting, the outstanding conditions relating to the Placing to raise £600,000 (US$0.73 million), before expenses by way of the issue of 142,857,143 Placing Shares (as first announced by the Company on 2 October 2019) have now been satisfied. Motif Bio will now use the net proceeds of the Placing to implement the Proposals which were first announced by the Company on 30 September 2019 (see below).

Furthermore, the conditions attached to Motif Bio’s agreement in principle with Hercules Capital Inc., the Company’s senior secured lender (“Hercules”), have also been satisfied. As such the following actions are now expected to take place shortly:

•	Hercules is expected to relinquish the loan guarantee provided by the Company and relieve Motif Bio of any future obligations to Hercules or Motif BioSciences Inc. (“Motif Inc.”);
•	Hercules will be granted a perfected security interest in all of the intellectual property of Motif Inc.; and
•	Hercules will receive a warrant option for an additional 20 per cent. of the Company's post capital raise share capital at an exercise price equal to the Placing Price of 0.42 pence; and
•	Motif Inc. will wind down operations (see below).

Wind down/disposal of Motif Inc.

Following the General Meeting, Motif Bio will accelerate the wind down or disposal of Motif Inc. This will involve the sale, wind-down or divestment of all or substantially all of the Company's existing business, assets and investments. This represents a fundamental change of business and upon an independent director and officer being appointed for the completion of the wind-down or disposal of Motif Inc., the Company will be classified as an AIM Rule 15 cash shell. A further announcement confirming the appointment of an independent director and officer to implement the completion of the wind-down or disposal or Motif Inc. will be made in due course.

Once the Company has been classified as an AIM Rule cash shell, the Company will be required to make an acquisition which constitutes a reverse takeover under the AIM Rules within six months, failing which the Company's New Ordinary Shares would be suspended from trading on AIM pursuant to AIM Rule 40. Admission to trading on AIM would then be cancelled six months from the date of suspension should a reverse takeover not have been completed within that time.

Admission to AIM and Total Voting Rights

Dealings on AIM in the existing Ordinary Shares will cease at the close of business on 14 November 2019. Application has been made for the admission of 485,348,166 New Ordinary Shares (comprising 342,491,023 New Ordinary Shares in issue immediately following the Share Capital Reorganisation, along with 142,857,143 Placing Shares) to trading on AIM. It is expected that Admission will take place and that trading in the New Ordinary Shares will commence, at 8.00 a.m. on or around 15 November 2019.

Following Admission, there will be a total of 485,348,166 New Ordinary Shares in issue.  The Company does not hold any shares in treasury.  Consequently, 485,348,166 is the figure which may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Unless otherwise indicated, all defined terms in this announcement shall have the same meaning as described in the Company’s announcement dated 25 October 2019 and the Circular which was posted to shareholders on the same day.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

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Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

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